UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number:  0-32267 (Check one)

☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q and  ☐ Form N-SAR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form 11-K
☐ Transition Report on Form N-SAR

For Transition Period Ended:__________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:   Exergetic Energy, Inc.

Former Name if Applicable:  Specialized Services, Inc.

Address of Principal Executive Office (Street and Number):  440 Burroughs Suite 386,

City, State and Zip Code: Detroit, MI 48202

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         ☒      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable  effort or expense;

         ☒      (b) The subject annual report, semi-annual report, transition report on Form 10-K,  20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K,  11-K, 20-F, 10-Q,  N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant has been unable to complete its Form 10-K for the fiscal year ended December 31, 2010, within the prescribed time because of delays in compiling and disseminating the information required to be included in its Form 10-K Annual Report for the 2010 fiscal year, as well as the completion of the required audit of the Registrant’s financial information, could not be completed by March 31, 2011, without incurring undue hardship and expense.  The Registrant undertakes the responsibility to file such annual report no later than fifteen calendar days after its original due date.

PART IV
OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Clarence B. McCollum (313)378-0834
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Exegetic Energy, Inc.
 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  March 31, 2011

By:	/s/ Clarence B. McCollum
Clarence B. McCollum
Chief Executive Officer